CTA INCORPORATED
                              6116 EXECUTIVE BLVD.
                           ROCKVILLE, MARYLAND 20852

                               February 20, 1997

VIA FACSIMILE AND
EDGAR TRANSMISSION
(FAX #202-942-9544)

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. Hugh Fuller

     Re:  Form S-1 Registration Statement of CTA Incorporated
          Registration No. 333-11647

Dear Mr. Fuller:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, CTA Incorporated (the "Company") hereby requests that the above-referenced Registration Statement (Registration No. 333-11647), pertaining to 3,450,000 shares of the Company's common stock, $.01 par value per share (the "Registration Statement"), be withdrawn.

     Please confirm the Commission's acceptance of this request for withdrawal of the Registration Statement by contacting our outside cousel, Dean M. Schwartz, at telephone number (215) 564-8078. The order of withdrawal should be furnished to the undersigned and our outside counsel, Stradley, Ronon, Stevens & Young, 2600 One Commerce Square, Philadelphia, PA 19103, Attention: Dean M. Schwartz.

                                  Respectfully submitted,

                                  CTA INCORPORATED

                                  By:/s/ Gregory H. Wagner
                                     -------------------------------------------
                                     Gregory H. Wagner, Executive Vice President
                                     and Chief Financial Officer